My Fellow Shareholders:

     I am pleased to report to you on the affairs of the Company for the year ended December 31, 2004 and invite you to attend the annual stockholders meeting to be held on July 8, 2005 at the Company's home office in Salt Lake City, Utah.

     2004 was a year marked by transition for our Company. Some selected statistics are instructive: In 2004 Cemetery and Mortuary profitability increased 152% to $1,286,000 on a 6.55% revenue increase to $11,661,000; Life insurance profitability decreased 4% to $1,933,000 on a revenue increase of 11.5% to $25,979,000; Mortgage operations resulted in a loss of $562,000, versus a profit of $6,943,000 in 2003, on a 32% revenue decrease to $62,689,000. Cash flow was sufficient that we reduced our outside indebtedness by 32% paying off some $4,600,000 in debt.

     The results in our memorial operations reflect the profitability initiatives of the past several years. That segment still faces considerable challenges in the market transition from in ground burial to cremation. Cremation is neither more nor less profitable than traditional dispositions depending upon the level of services requested. Our continuing challenge is to train our staff to be attuned to the service needs of the cremation customer.

     Our life insurance segment has done very well marketing its products recording significant gains in year over year first year premium sales. This has occurred in both our funeral planning and higher education markets. A considerable factor in profitability has been the persistent low interest rate environment. The current low interest rates are approaching our policy contractual minimums, which has reduced our interest rate spreads thus negatively impacting profitability. We have undertaken a number of initiatives to increase our earned interest rates including opening a construction lending operation, increasing our commercial real estate lending activities and our "Fast Funding" insurance policy factoring program. Still, the low interest rates remain problematical.

     The interest rate environment also continues to impact our mortgage operations. As interest rates have leveled off we have seen our origination volumes decrease by 40%. This has been in line with industry experience. Correspondingly, we have seen a decrease in the margins we are able to attain in our secondary operations as we sell our completed loans. Our current strategy is to maintain our existing 18 branches and bring each to profitability by increasing their respective sales forces. This strategy to date has met mixed results, however, we believe that over the longer term this strategy will yield positive results.

     Thank you for your continued confidence in our Company.